Exhibit 12.1

HEXION SPECIALTY CHEMICALS, INC.

STATEMENT REGARDING COMPUTATION OF RATIOS

(In millions)

	Year ended December 31,
	2007	2006	2005 (1)	2004 (2)	2003
Pre-tax income (loss) from continuing operations	$(23)	$(80)	$(28)	$(113)	$(100)
Add back
Income from equity investees	—	—	—	—	(2)

Pre-tax loss from continuing operations before adjustment for minority interests in consolidated subsidiaries or income from equity investees	(23)	(80)	(28)	(113)	(102)

Fixed Charges
Interest expense	314	244	207	117	77
Loss on extinguishment of debt	—	121	17	—	—
Interest element of lease costs (3)	10	9	9	5	3
Preferred stock dividend requirements of consolidated subsidiaries	—	33	30	—	—

Total fixed charges	$324	$407	$263	$122	$80

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income from equity investees plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries	$301	$294	$205	$9	$(22)
Ratio of earnings to fixed charges (4)	N/A	N/A	N/A	N/A	N/A

(1)	Includes date for Bakelite form date of acquisition by Borden Chemical on April 29, 2005.

(2)	Includes data for Resolution Specialty from August 2, 2004 and for Borden Chemical from August 12, 2004, their respective dates of acquisition by Apollo.

(3)	The interest element of lease costs has been calculated as 1/3 of the rental expense relating to operating leases, as management believes this represents the interest portion hereof.

(4)	Our earnings were insufficient to cover fixed charges and preferred stock dividend requirements by $23, $113, $58, $113 and $102 for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively.